UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)

Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

MARRIOTT VACATIONS WORLDWIDE CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

             57164Y107

(CUSIP Number)

Gabriel M. Steele

Venable LLP

750 East Pratt, Suite 900
Baltimore, MD 21202 (410) 244-7400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 8, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 57164Y107	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON	J.W. Marriott, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	8,276*
	8	SHARED VOTING POWER	290,447**
	9	SOLE DISPOSITIVE POWER	8,276*
	10	SHARED DISPOSITIVE POWER	290,447**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	298,723
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0.0%***
14	TYPE OF REPORTING PERSON	IN

* Consists of 8,276 shares held by J.W. Marriott, Jr. as sole trustee of a revocable trust.

** Consists of the following: (a) 95,322 shares held by two trusts for the benefit of the children of J.W. Marriott, Jr., for which J.W. Marriott, Jr. serves as a trustee; (b) 143,360 shares held by three trusts for the benefit of J.W. Marriott, Jr.’s children, for which the spouse of J.W. Marriott, Jr. serves as a trustee; (c) 4,955 shares owned by three trusts for the benefit of John W. Marriott III’s children, for which the spouse of J.W. Marriott, Jr. serves as a trustee; (d) 21,810 shares held in a revocable trust, of which J.W. Marriott, Jr.’s spouse is the sole trustee; and (e) 25,000 shares beneficially owned by twelve trusts for the benefit of the grandchildren and great-grandchildren of J.W. Marriott, Jr., for which the spouse of J.W. Marriott, Jr. serves as a trustee. J.W. Marriott, Jr. disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

*** The denominator is based on 35,517,203 shares of common stock outstanding as of October 30, 2023, as reported on the cover page of the Form 10-Q for the quarterly period ended September 30, 2023.

Schedule 13D/A Marriott Vacations Worldwide Corporation	Page 3 of 5 Pages

This Amendment No. 5 on Schedule 13D/A (this “Amendment No. 5”) is being filed by J.W. Marriott, Jr. (the “Reporting Person”). This Amendment No. 5 amends and to the extent inconsistent supersedes the information contained in the Schedule 13D, filed on November 30, 2011, as amended by Amendment No. 1, filed on March 13, 2013, and Amendment No. 2, filed on November 21, 2013, Amendment No. 3, filed on March 7, 2017, and Amendment No. 4, filed on January 23, 2019, with respect to the Reporting Person (the “Schedule 13D”). This Amendment No. 5 constitutes an exit filing for the Reporting Person.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby deleted in its entirety and substituted by the following:

The class of equity securities to which this Amendment No. 5 relates is the Common Stock, par value $0.01 per share (the “MVWC Stock”), of Marriott Vacations Worldwide Corporation, a Delaware corporation (“MVWC”). The principal executive offices of MVWC are located at 7812 Palm Parkway, Orlando, FL 32836.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby deleted in its entirety and substituted by the following:

The business address of the Reporting Person is as follows:

J.W. Marriott, Jr.

c/o Marriott International, Inc.

7750 Wisconsin Avenue

Bethesda, MD 20814

The present principal occupation of the Reporting Person is Chairman Emeritus, Marriott International, Inc.

During the last five years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States of America.

Schedule 13D/A Marriott Vacations Worldwide Corporation	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby deleted in its entirety and substituted by the following:

(a) See Items 11 and 13 and the footnotes thereto of the cover page to this Amendment No. 5, which are incorporated herein by reference, for the aggregate number of shares and percentage of the issued and outstanding MVWC Stock owned by the Reporting Person.

(b) See Items 7 and 9 and the footnotes thereto of the cover page to this Amendment No. 5, which are incorporated herein by reference, for the aggregate number of shares of MVWC Stock beneficially owned by the Reporting Person as to which there is sole power to vote or direct the vote or sole power to dispose or to direct the disposition of such shares of MVWC Stock.

See Items 8 and 10 and the footnotes thereto of the cover page to this Amendment No. 5, which are incorporated herein by reference, for the aggregate number of shares of MVWC Stock beneficially owned by the Reporting Person as to which there is shared power to vote or direct the vote or shared power to dispose or to direct the disposition of such shares of MVWC Stock.

(c) The Reporting Person has not effected any transactions in the MVWC Stock during the past sixty days.

(d) Except as provided in Item 4 and as described in the footnotes to the cover pages of this Amendment No. 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of MVWC Stock referred to in paragraphs (a) and (b) above.

(e) The Reporting Person determined that beneficial ownership of the shares of MVAC Stock beneficially owned by JWM Family Enterprises, Inc. should no longer be attributed to the Reporting Person. As a result, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding MVWC Stock.

Schedule 13D/A Marriott Vacations Worldwide Corporation	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2024	By:	/s/ J.W. Marriott, Jr.
Date		J.W. Marriott, Jr.